900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: + 1-202-636-5502
Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

January 14, 2021

Re:	EJF Acquisition Corp.
Draft Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of EJF Acquisition Corp. (the “Company”), we hereby confidentially submit, pursuant to the Securities Act of 1933, as amended, a draft Registration Statement on Form S-1 (the “Registration Statement”) relating to the Company’s proposed offering of units, each consisting of one class A ordinary share and one-third of one redeemable warrant, for non-public review by the staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Company will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Please do not hesitate to contact me at (202) 636-5804 or Mark Brod at (212) 455-2163 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie